SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

8 May 2006	Matav – Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

FOR IMMEDIATE RELEASE

Israeli Cable Operators Execute Merger Agreement

NETANYA, Israel – May 8, 2006 – Matav-Cable Systems Media Ltd. (NASDAQ & TASE: MATV) today announced that further to its previous announcement on April 30, 2006, it has signed, together with the other Israeli cable operators, the agreement for the purchase by Matav, directly or indirectly, of all of the outstanding shares, partners’ rights, or assets and liabilities of each of the entities constituting the cable operators.

The completion of the transaction is subject to various conditions precedent, including the completion of due diligence, the execution of a definitive agreement regarding the financing of the merged entity and the receipt of certain third party and regulatory approvals. The completion of the transaction is also subject to the approval of the Company’s shareholders and their approval of certain amendments to the Company’s Articles of Association, including with respect to the structure of the Company’s board. The transaction is also subject to the completion of certain actions by the parties so that either the Fishman Group or Yedioth Communications Ltd. will be the Company’s largest shareholder immediately following the closing of the transaction. There is no assurance that these conditions will be satisfied or that the proposed transaction, or a similar transaction, will be consummated on these or any other terms.

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 1.2% of Partner Communications Ltd., a GSM mobile phone company and 18.5 % of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

IMPORTANT NOTICE:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. There are a number of important factors that could cause actual results or events to differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made in this press release, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission, and specifically with respect to the transaction described in this press release (7) failure to obtain all of the closing conditions, including receipt of all the necessary consents. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:

Ori Gur Arieh, General Counsel Matav-Cable Systems Media Ltd. Tel.: +972-77-7077031

Ayelet Shiloni Integrated Investor Relations Tel.:+1-866-447-8633 Tel.:+972-52-6863-336 ayelet@integratedir.com